NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

NYSE Amex hereby notifies
the SEC of its intention to remove
the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 28, 2009, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(3)

The removal of United Refining Energy Corp.,
Common Stock, $.0001 par value per share, and Units consisting of one share of Common Stock and one Common Stock Purchase Warrant, is being effected because the Exchange knows or is reliably informed that on December 14, 2009 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The security was suspended by the
Exchange on December 15, 2009.